meso numismatics, INC.

433 Plaza Real Suite 275

Boca Raton, Florida 33432

March 28, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meso Numismatics, Inc.
Amendment No. 1 to Form 10-12G
Filed March 14, 2019
File No. 000-56010

Dear sir or madam:

By letter dated March 25, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meso Numismatics, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Form 10-12G filed on December 12, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Form 10

Financial Statements for the Nine Months Ended September 30, 2018 and 2017

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.	You state in your response to comment 9 that you removed the references to licensing agreements, contracts to perform pilot studies and warranties; however, references to these items continue to be presented on pages 19 and F-8. Since you response indicates you do not have any licensing agreements, contracts to perform pilot studies, or warranties, please remove the references to these items from your filing.

Response: These items have been removed from both Revenue Recognition locations on page 19 and page F-8. Below is the revised disclosure.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. For the comparative periods, revenue has not been adjusted and continues to be reported under ASC 605 — Revenue Recognition. Under ASC 605, revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured. The Company recognizes revenues and the related costs when persuasive evidence of an arrangement exists, delivery and acceptance has occurred, or service has been rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Amounts invoiced or collected in advance of product delivery or providing services are recorded as deferred revenue. The Company accrues for sales returns, bad debts, and other allowances based on its historical experience.

Pursuant to ASC 605: revenues were recognized when the four basic criteria for recognition were met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) consideration is fixed or determinable; and (4) collectability is reasonably assured.

The Company acquires rare coins from Latin America at reduced costs then sends to Numismatic Guaranty Corporation for authentication and grading. Once graded, the inventory is sent to Meso’s Florida-based location to then be sent around the world to one of the Company’s many customers with sales recorded net of fees.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. For the comparative periods, revenue has not been adjusted and continues to be reported under ASC 605 — Revenue Recognition. Under ASC 605, revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured. The Company recognizes revenues and the related costs when persuasive evidence of an arrangement exists, delivery and acceptance has occurred, or service has been rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Amounts invoiced or collected in advance of product delivery or providing services are recorded as deferred revenue. The Company accrues for sales returns, bad debts, and other allowances based on its historical experience.

Pursuant to ASC 605: revenues were recognized when the four basic criteria for recognition were met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) consideration is fixed or determinable; and (4) collectability is reasonably assured.

The Company acquires rare coins from Latin America at reduced costs then sends to Numismatic Guaranty Corporation for authentication and grading. Once graded, the inventory is sent to Meso’s Florida-based location to then be sent around the world to one of the Company’s many customers with sales recorded net of fees.

Going Concern, page F-11

2.	You project that you will need $750,000 to fund basic operations for the next twelve months. Please revise your disclosures here, and in liquidity and capital resources on page 14, to briefly identify the types of cash expenditures and relative amount needed that comprise the $750,000. For example, if this primarily relates to anticipated rent and salary expenses, you should clearly state as such. If this amount includes costs for items other than “basic operations”, please clarify this in your disclosure.

Response: We have clarified our disclosure regarding the reference to the $750,000 basic funding in the Going Concern on page F-11 and Liquidity and Capital Resources on page 14 and 17. Below is the revised disclosure.

To fund basic operations for the next twelve months, the Company projects a need for $750,000 that will have to be raised through debt or equity. In addition to the estimated $300,000 for operating expenses the Company is budgeting $180,000 for advertising and marketing and $90,000 for new technology. To attract more customers to Meso Numismatics, the Company plans on hiring an advertising firm and placing more ads on sites such as NGC and PMG. Along with the advertising program the Company plans on investing in upgrading and expanding the Meso App. To continue expanding sales the Company plans to invest $90,000 to acquire additional inventory along with exploring possible acquisitions, which the Company estimates it will need approximately $100,000.

Financial Statements for the Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm, page F-25

3.	We note the revision made to the audit report in response to comment 11. As previously requested, please have your auditors revise their reference to the “2018 consolidated financial statements” in the paragraph describing the restatement of the 2017 financial statements. Specifically, the reference should be to the “2017 consolidated financial statements.”

Response: Our auditor has revised their audit report accordingly.

Note 2 – Summary of Significant Accounting Polices

Business Combinations, page F-35

4.	We have reviewed your responses and the revisions made to address comments 5, 6 and 12. Please tell us why you believe Pure Hospitality Solutions, Inc. and Meso Numismatics, Corp. first came under common control on June 30, 2017. As part of your response, please tell us the significant shareholders of Meso Numismatics and their relative ownership as of November 16, 2016, the date of the Merger Agreement filed as Exhibit 2.1 to your Form 10, and if different as of June 29, 2017. Additionally, clearly explain to us how the relative ownership changed on June 30, 2017 to result in Mr. Pereira obtaining control of Meso Numismatics on June 30, 2017. We may have further comment.

Response: We have revised the disclosure regarding Business Combinations on page F-35. Below is the revised disclosure.

In the third quarter of 2017, the Company issued 25,000 Series BB Preferred Stock per the terms of the June 30, 2017 Debt Settlement Agreement to complete the acquisition of Meso Numismatics, fully satisfying the Merger Agreement, which was first entered into on November 16, 2016. The Company accounted for the acquisition as common control, as Melvin Pereira, the CEO and principal shareholder of the Company controls, operates and owns both companies. On November 16, 2016, the date of the Merger Agreement and June 30, 2017, the date of the Debt Settlement Agreement Melvin Pereira, CEO of Pure Hospitality Solutions owned 100% of the stock of Meso Numismatics. Pure Hospitality Solutions, Inc. and Meso Numismatics first came under common control on June 30, 2017.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Melvin Pereira
Melvin Pereira
Chief Executive Officer

Meso Numismatics, Inc.

433 Plaza Real Suite 275

Boca Raton, Florida 33432

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